

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 7, 2013

Via E-mail
William McGinnis
President and Chief Executive Officer
National Technical Systems Inc.
24007 Ventura Boulevard
Calabasas, California 91302

> **Re: National Technical Systems Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed September 16, 2013**
> **File No. 001-34882**

Dear Mr. McGinnis:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Opinion of Financial Advisor…, page 39

1. Please disclose, if true, that Houlihan Lokey has consented to the use of the opinion in the proxy statement. Please include such consent with the fairness opinion in Annex B.

2. We note that Houlihan Lokey relied on financial projections when preparing the fairness opinion. Please revise to disclose the financial projections used by Houlihan Lokey in preparing the financial analyses.

3. Please revise this section to clearly state the findings and recommendations set forth in the opinion, i.e. the actual fairness determination.

Selected Companies Analysis, page 22

4. We note that Houlihan Lokey included only selected companies and transactions in performing its selected companies and selected transactions analyses. Please revise the

disclosure in your proxy statement to clarify the criteria used to select the comparable companies and transactions. In addition, please indicate whether the criteria were consistently applied and indicate whether any additional companies or transactions fit within these criteria but were not analyzed, and if so, why not.

5.   Please explain how you determined the LTM adjusted EBITDA and NFY adjusted EBITDA multiple ranges that were applied to Houlihan Lokey based upon the information in the table.

Discounted Cash Flow Analysis, page 44

6.   Please revise to provide additional details regarding how National arrived at the discount rates and perpetuity growth rates used in your discounted cash flow analysis.

Other Matters, page 45

7.   We note your general disclosure about relationships between Houlihan Lokey and NTS. Please revise your disclosure if this section to describe clearly any material relationships that existed during the past two years between Houlihan Lokey and/or its affiliates and NTS and/or its affiliates and related compensation as required by Item 1015(b)(4) of Regulation MA.

Limited Guaranty, page 49

8.   Please disclose the material terms of the limited guaranty, disclosing all terms and conditions of the guaranty.

Interests of NTS Executive Officers and Directors in the Merger, page 52

9.   Please clarify whether the employments agreements with the surviving corporation will be on terms similar to the existing employment agreements. If known, please describe the material differences in the terms of the agreements.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ruairi Regan, Staff Attorney, at (202) 551-3269 or Pamela Howell, Special Counsel, at (202) 551-3357 if you have any questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc (via e-mail): James A. Mercer, III, Esq.